
Mosquito King Property
ALBERTA
U.S.A.
Prince George
Quesnel
Williams Lake
Kamloops
Golden
Revelstoke
Salmon Arm
Vernon
Kelowna
Penticton
Kimberley
Fernie
Cranbrook
Trail
Vancouver
Nanaimo
Victoria
BARRIERE
FOREST
SASKUM MOUNTAIN
SAMATOSUM MOUNTAIN
ADAMS
LAKE
NISKONLITH
FOREST
MOUNT FADEAR
PISIMA MOUNTAIN
LICHEN MOUNTAIN
KWIKOIT MOUNTAIN
MOUNT MOBLEY
MOUNT FOWLER
CROWFOOT MOUNTAIN
MOUNT EVANS
ANGLE MOUNTAIN
Skwaam Bay
South Barriere Lake
Johnson Lake
Dixon Lake
120°00′
45′
30′
15′
51°00′
300000m.E.
5660000m.N.

Mineral Occurrences nearest to Mosquito King

16 - Mosquito King
17 - EX 1
18 - Bel
129 - A
140 - ORO
143 - PET
209 - Golden Eagle
215 - AD 1
216 - AD 18

10 kilometers

BOSS MINERALS INC.

MINERAL OCCURRENCES MAP
Adams Plateau

(From: MINFILE MAP 82M)

Fig. 1